Exhibit 99.(a)(1)(J)

News Release

FOR IMMEDIATE RELEASE

Media Contacts:	Pamela Eisele (267) 305-3558 Steve Cragle (908) 423-3461	Investor Contacts:	Joe Romanelli (908) 423-5185 Justin Holko (908) 423-5088

Merck Completes Tender Offer to Acquire Idenix

WHITEHOUSE STATION, N.J., Aug. 5, 2014 – Merck (NYSE: MRK), known as MSD outside the United States and Canada, announced the successful completion of the tender offer for all of the outstanding shares of common stock of Idenix Pharmaceuticals, Inc. (NASDAQ: IDIX) at a purchase price of $24.50 per share. As of the tender offer expiration yesterday, 131,693,787 shares of common stock of Idenix were validly tendered and not withdrawn from the tender offer, representing approximately 82.5 percent of the outstanding common stock of Idenix on a fully diluted basis. All of such shares have been accepted for payment in accordance with the terms of the tender offer, and Merck expects to promptly pay for all such shares.

Following consummation of the tender offer, Merck expects to complete the acquisition of Idenix later today through a merger of Merck’s wholly-owned subsidiary with and into Idenix without stockholder approval. Upon completion of the merger, all outstanding shares of common stock of Idenix, other than shares held by Idenix in treasury or shares held by Idenix’s stockholders who are entitled to and properly exercise appraisal rights under Delaware law, will be canceled and converted into the right to receive cash equal to the $24.50 offer price per share without interest, less any applicable withholding taxes.

In addition, upon completion of the merger, Idenix will become a wholly-owned subsidiary of Merck and the common stock of Idenix will cease to be traded on the NASDAQ Stock Market.

About Merck

Today’s Merck is a global healthcare leader working to help the world be well. Merck is known as MSD outside the United States and Canada. Through our prescription medicines,

vaccines, biologic therapies, and consumer care and animal health products, we work with customers and operate in more than 140 countries to deliver innovative health solutions. We also demonstrate our commitment to increasing access to healthcare through far-reaching policies, programs and partnerships. For more information, visit www.merck.com and connect with us on Twitter, Facebook and YouTube.

Forward-Looking Statement

This news release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These statements are based upon the current beliefs and expectations of Merck’s management and are subject to significant risks and uncertainties. There can be no guarantees with respect to pipeline products that the products will receive the necessary regulatory approvals or that they will prove to be commercially successful. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include but are not limited to, general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; global trends toward health care cost containment; technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approval; Merck’s ability to accurately predict future market conditions; manufacturing difficulties or delays; financial instability of international economies and sovereign risk; dependence on the effectiveness of Merck’s patents and other protections for innovative products; the exposure to litigation, including patent litigation, and/or regulatory actions.

Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Merck’s 2013 Annual Report on Form 10-K and the company’s other filings with the SEC available at the SEC’s Internet site (www.sec.gov).

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